SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934

(Amendment No. 1)

Omniture, Inc.

(Name of Subject Company)

Omniture, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

68212S109

(CUSIP Number of Class of Securities)

Shawn J. Lindquist

Chief Legal Officer

Omniture, Inc.

550 East Timpanogos Circle

Orem, Utah 84097

(801) 722-7000

(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With copies to:

Patrick J. Schultheis, Esq.	Martin W. Korman, Esq.
Wilson Sonsini Goodrich & Rosati	Bradley L. Finkelstein, Esq.
Professional Corporation	Wilson Sonsini Goodrich & Rosati
701 Fifth Avenue, Suite 5100	Professional Corporation
Seattle, WA 98104	650 Page Mill Road
(206) 883-2500	Palo Alto, CA 94304
(650) 493-9300

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on September 24, 2009 (as previously filed with the SEC, the “Schedule 14D-9”) by Omniture, Inc., a Delaware corporation (“Omniture”), relating to the offer (the “Offer”) by Snowbird Acquisition Corporation, a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Adobe Systems Incorporated, a Delaware corporation (“Parent”), as set forth in a Tender Offer Statement filed by Parent and Purchaser on Schedule TO, dated September 24, 2009 (as previously filed with the SEC, the “Schedule TO”), to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Omniture, at a purchase price of $21.50 per Share, net to the holder thereof in cash, without interest, but subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 24, 2009 and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B). Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 1 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 1 is being filed to reflect certain updates as reflected below.

Item 8.  Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph as a new twelfth paragraph thereto:

On September 23, 2009, a class action complaint was filed in the Fourth Judicial District Court for Utah County against Omniture, all of its current directors, Adobe and Purchaser.  Among other things, the complaint, entitled Christopher Barrell v. Joshua James, et al., Case No. 090403560 (“Barrell Lawsuit”), alleges that Omniture’s Board of Directors, in approving the Merger, breached fiduciary duties owed to Omniture stockholders and that Adobe and Purchaser aided and abetted Omniture’s Board of Directors in such breach.  The complaint seeks class certification, damages and certain forms of equitable relief, including enjoining the consummation of the Merger.  On September 24, 2009, the plaintiff in the Barrell Lawsuit filed an amended complaint further alleging that the Schedule 14D-9 Solicitation/Recommendation Statement Omniture filed on September 24, 2009, contained inadequate disclosures and was materially misleading.  Omniture, Adobe and Purchaser intend to vigorously contest the action.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OMNITURE, INC.

By:	/s/ Shawn J. Lindquist
Shawn J. Lindquist
Chief Legal Officer

Dated: September 29, 2009

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